UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 24, 2023

Summit Financial Group, Inc.

(Exact name of registrant as specified in its charter)

West Virginia	No. 0-16587	55-0672148
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 North Main Street, Moorefield, West Virginia 26836

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (304) 530-1000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $2.50 per share	SMMF	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Section 8 – Other Events

ITEM 8.01    Other Events

On August 24, 2023, Burke & Herbert Financial Services Corp. (“Burke & Herbert”) and Summit Financial Group, Inc. (“Summit”) issued a joint press release announcing the execution of the Agreement and Plan of Reorganization, dated as of August 24, 2023 by and between Burke & Herbert and Summit pursuant to which, upon the terms and subject to the conditions set forth therein, Summit will merge with and into Burke & Herbert, with Burke & Herbert continuing as the surviving entity. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

In addition, Burke & Herbert and Summit provided supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the investor presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Section 9 – Financial Statements and Exhibits

ITEM 9.01    Financial Statements and Exhibits

(d)	Exhibits

99.1	Joint Press Release, dated August 24, 2023, issued by Burke & Herbert Financial Services Corp. and Summit Financial Group, Inc.

99.2	Investor Presentation, dated August 24, 2023, issued by Burke & Herbert Financial Services Corp. and Summit Financial Group, Inc.

104	Cover-Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of Burke & Herbert and Summit regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies, returns and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward–looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “will,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward–looking statements speak only as of the date they are made; Burke & Herbert and Summit do not assume any duty, and do not undertake, to update such forward–looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward–looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Burke & Herbert and Summit. Such statements are based upon the current beliefs and expectations of the management of Burke & Herbert and Summit and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Agreement between Burke & Herbert and Summit; the outcome of any legal proceedings that may be instituted against Burke & Herbert or Summit; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Burke & Herbert and Summit to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Burke & Herbert and Summit do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Summit’s operations and those of Burke & Herbert; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Burke & Herbert’s and Summit’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Burke & Herbert’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Burke & Herbert and Summit to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Burke & Herbert and Summit; and the other factors discussed in the “Risk Factors” section of Burke & Herbert’s Registration Statement on Form 10, as amended and as ordered effective by the SEC on April 21, 2023, and Summit’s Annual Report on Form 10–K for the year ended December 31, 2022, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Burke & Herbert’s and Summit’s Quarterly Report on Form 10–Q for the quarters ended March 31, 2023 and June 30, 2023, and other reports Burke & Herbert and Summit file with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Burke & Herbert will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Burke & Herbert and Summit, which also constitutes a prospectus of Burke & Herbert, that will be sent to shareholders of Burke & Herbert and shareholders of Summit seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF BURKE & HERBERT AND SUMMIT AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BURKE & HERBERT, SUMMIT AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Burke & Herbert and Summit, without charge, at the SEC’s website www.sec.gov. Copies of documents filed with the SEC by Burke & Herbert will be made available free of charge in the “Investor Relations” section of Burke & Herbert’s website, www.burkeandherbertbank.com, under the heading “Financials.” Copies of documents filed with the SEC by Summit will be made available free of charge in the “News” section of Summit’s website, www.summitfgi.com, under the “News/Presentations and Events” link.

Participants in Solicitation

Burke & Herbert, Summit, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Burke & Herbert’s directors and executive officers is available in its Registration Statement on Form 10, as amended and as ordered effective by the SEC on April 21, 2023. Information regarding Summit’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 31, 2023, and certain other documents filed by Summit with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

SUMMIT FINANCIAL GROUP, INC.

Date: August 24, 2023	By:	/s/ Julie R. Markwood
Julie R. Markwood
Executive Vice President &
Chief Accounting Officer

Exhibit 99.1

Burke & Herbert Financial Services Corp. and Summit Financial Group, Inc. Announce Merger of Equals

ALEXANDRIA, Va., August 24, 2023 /PRNewswire/ — Burke & Herbert Financial Services Corp. (“Burke & Herbert”) (Nasdaq: BHRB) and Summit Financial Group, Inc. (“Summit”) (Nasdaq: SMMF) today announced they have entered into a definitive agreement under which Summit will merge with and into Burke & Herbert in an all-stock merger of equals valued at approximately $371.5 million or $25.20 per share of Summit common stock, based on a closing price for Burke & Herbert’s common stock of $49.98 as of August 23, 2023.

Highlights of the Transaction:

•	Merger of equals that creates a bank holding company with more than $8 billion in assets and a combined market capitalization of nearly $750 million

•	Ownership split of approximately 50% Burke & Herbert and 50% Summit

•	The transaction is expected to result in a combined earnings per share of approximately $7.90 in the first full year of combined operations (assuming fully realized cost savings)

•	The combined company will have more than 75 branches across Virginia, West Virginia, Maryland, Delaware and Kentucky, and more than 800 employees serving our communities

•	Closely aligned leadership cultures dedicated to the success of our customers, communities, employees and shareholders

•	Significant operational presence will be based in Moorefield, West Virginia and the headquarters of the combined company will be located in Alexandria, Virginia

•	Establishes a $5 million community foundation to ensure continued strong support of Summit’s communities

From David P. Boyle, Burke & Herbert Chair, President and Chief Executive Officer

“This partnership brings together two organizations dedicated to a community banking model that places an emphasis on service and dedication to the people who live and work among us. The rich and storied history of our franchises and our combined financial strength creates a promising future for our customers through a broader set of products and services, for our employees with new and expanded opportunities for advancement, for our communities by having more resources to support and care for them, and for our shareholders due to favorable profitability metrics and a larger foundation for future growth. The senior management teams are looking forward to working together to deliver on our collective mission and I’m especially eager to work with Charlie who is a proven leader and industry veteran.”

From H. Charles (“Charlie”) Maddy III, Summit President and Chief Executive Officer

“Our organizations are unified by a shared vision, values, and a forward-thinking approach to banking. Our synergistic cultures stand as a bedrock for sustained success. We are poised to broaden our ‘Service Beyond Expectations’ ethos, underpinning robust growth and enhancing shareholder returns. This alliance doesn’t just extend our influence; it strategically positions us for future growth. It also lays the foundation for cultivating richer relationships and underscores our aspiration to become the most sought-after community bank in our markets. Collaborating with David, a distinguished leader, and his adept team, I am unwavering in my belief that this partnership will elevate us to heights neither of our organizations could have reached on their own.”

Transaction Details

Under the terms of the definitive agreement, which was unanimously approved by the boards of directors of both companies, holders of Summit common stock will have the right to receive 0.5043 shares of Burke & Herbert common stock. Existing Burke & Herbert shareholders will own approximately 50% of the outstanding shares of the combined company and Summit shareholders are expected to own approximately 50%.

Operations, Name, Branding and Headquarters

A significant operational presence will be based in Moorefield, West Virginia and the combined company will be headquartered in Alexandria, Virginia. The company will operate under the name “Burke & Herbert Financial Services Corp.” and will trade under the Burke & Herbert ticker symbol “BHRB” on the Nasdaq Capital Market. The combined bank will continue to operate under the “Burke & Herbert Bank & Trust Company” brand.

Governance and Leadership

The combined company’s board of directors will have 16 directors, consisting of 8 directors from Burke & Herbert and 8 directors from Summit with David P. Boyle serving as Chair. Summit’s current Chair, Oscar M. Bean, will join as a Vice Chair of the combined board of directors.

The combined company will be led by a highly-regarded management team with significant financial services experience.

•	David Boyle, Burke & Herbert’s current Chief Executive Officer, will continue to serve in that role for the combined company

•	Charlie Maddy, Summit’s current President and Chief Executive Officer, will serve as President and as a director of the combined company

•	Rob Tissue, Summit’s current Chief Financial Officer, will serve as Executive Vice President of Financial Strategy of the combined company

•	Roy Halyama, Burke & Herbert’s current Chief Financial Officer, will continue to serve in that role for the combined company

•	Joe Hager, Summit’s current Chief Risk Officer, will serve as Chief Operating Officer of the combined company

•	Jeff Welch, Burke & Herbert’s current Chief Credit Officer, will continue to serve in that role for the combined company

•	Danyl Freeman, Summit’s current Chief Human Resources Officer, will continue to serve in that role for the combined company

•	Jennifer Schmidt, Burke & Herbert’s current Chief Compliance Officer, will serve as Chief Risk Officer for the combined company

•	Brad Ritchie, Summit’s current Executive Vice President and President of Summit Community Bank, will serve as Chief Lending Officer of the combined company

•	Shannon Rowan, Burke & Herbert’s current Director of Trust & Wealth Management, will continue to serve in that role for the combined company

•	The remainder of the executive team will be drawn from both Burke & Herbert and Summit

Timing and Approvals

The transaction is expected to close in the first quarter of 2024, subject to satisfaction of customary closing conditions, including regulatory approvals and shareholder approval from Burke & Herbert and Summit shareholders. Summit directors and executive officers have entered into agreements with Burke & Herbert pursuant to which they have committed to vote their shares of Summit common stock in favor of the merger. Burke & Herbert directors and executive officers have entered into agreements with Summit pursuant to which they have committed to vote their shares of Burke & Herbert common stock in favor of the merger. For additional information about the proposed merger of Summit with and into Burke & Herbert, shareholders are encouraged to carefully read the definitive agreement that will be filed with the Securities and Exchange Commission (“SEC”) tomorrow.

Advisors

Keefe, Bruyette & Woods, A Stifel Company, acted as financial advisor to Burke & Herbert in the transaction and delivered a fairness opinion to the Board of Directors. Troutman Pepper Hamilton Sanders LLP served as legal counsel to Burke & Herbert. D.A. Davidson & Co. acted as financial advisor to Summit and delivered a fairness opinion to the Board of Directors of Summit. Bowles Rice LLP served as legal counsel to Summit.

Investor Presentation Details

A presentation regarding the merger announcement will be filed with the SEC and made available at the SEC’s website www.sec.gov or by accessing Burke & Herbert’s website at www.burkeandherbertbank.com under the “Investor Relations” link or at www.summitfgi.com under the “News / Presentations and Events” link.

About Burke & Herbert Financial Services Corp.

Burke & Herbert Financial Services Corp. is the $3.6 billion bank holding company for Burke & Herbert Bank & Trust Company. Burke & Herbert Bank & Trust Company is the oldest continuously operating bank under its original name headquartered in the greater Washington, D.C. metropolitan area. The Bank offers a full range of business and personal financial solutions designed to meet customers’ banking, borrowing, and investment needs and has over 20 branches throughout the Northern Virginia region and commercial loan offices in Fredericksburg, Loudoun County, Richmond, and in Bethesda, Maryland. Learn more at www.burkeandherbertbank.com.

About Summit Financial Group, Inc.

Summit Financial Group, Inc. is the $4.5 billion financial holding company for Summit Community Bank, Inc. Its talented bankers serve commercial and individual clients throughout West Virginia, the greater Washington, D.C. metropolitan area, Virginia, Kentucky, Eastern Shore of Maryland and Delaware. Summit’s focus on in-market commercial lending and providing other business banking services in dynamic markets is designed to leverage its highly efficient operations and core deposits in strong legacy locations. Residential and consumer lending, trust and wealth management, and other retail financial services are offered through convenient digital and mobile banking platforms, as well as 54 full-service branch locations. More information on Summit Financial Group, Inc. (NASDAQ: SMMF), headquartered in West Virginia’s Eastern Panhandle in Moorefield, is available at mysummit.bank.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of Burke & Herbert and Summit regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies, returns and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward–looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “will,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward–looking statements speak only as of the date they are made; Burke & Herbert and Summit do not assume any duty, and do not undertake, to update such forward–looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward–looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Burke & Herbert and Summit. Such statements are based upon the current beliefs and expectations of the management of Burke & Herbert and Summit and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Burke & Herbert and Summit; the outcome of any legal proceedings that may be instituted against Burke & Herbert or Summit; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Burke & Herbert and Summit to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Burke & Herbert and Summit do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Summit’s operations and those of Burke & Herbert; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Burke & Herbert’s and Summit’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Burke & Herbert’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Burke & Herbert and Summit to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Burke & Herbert and Summit; and the other factors discussed in the “Risk Factors” section of Burke & Herbert’s Registration Statement on Form 10, as amended and as ordered effective by the SEC on April 21, 2023, and Summit’s Annual Report on Form 10–K for the year ended December 31, 2022, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Burke & Herbert’s and Summit’s Quarterly Report on Form 10–Q for the quarters ended March 31, 2023 and June 30, 2023, and other reports Burke & Herbert and Summit file with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Burke & Herbert will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Burke & Herbert and Summit, which also constitutes a prospectus of Burke & Herbert, that will be sent to shareholders of Burke & Herbert and shareholders of Summit seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF BURKE & HERBERT AND SUMMIT AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BURKE & HERBERT, SUMMIT AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Burke & Herbert and Summit, without charge, at the SEC’s website www.sec.gov. Copies of documents filed with the SEC by Burke & Herbert will be made available free of charge in the “Investor Relations” section of Burke & Herbert’s website, www.burkeandherbertbank.com. Copies of documents filed with the SEC by Summit will be made available free of charge in the “News” section of Summit’s website, www.summitfgi.com, under the “News/Presentations and Events” link.

Participants in Solicitation

Burke & Herbert, Summit, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Burke & Herbert’s directors and executive officers is available in its Registration Statement on Form 10, as amended and as ordered effective by the SEC on April 21, 2023. Information regarding Summit’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 31,

2023, and certain other documents filed by Summit with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Exhibit 99.2 Burke & Herbert Financial Services Corp. (Nasdaq: BHRB) Merger of Equals with Summit Financial Group, Inc. (Nasdaq: SMMF) August 24, 2023

Disclaimer Forward-looking Statements This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the beliefs, goals, intentions, and expectations of Burke & Herbert Financial Services Corp. (“BHRB”) and Summit Financial Group, Inc. (“SMMF”) regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies, returns and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward–looking statements are typically identified by such words as believe, expect, anticipate, intend, outlook, estimate, forecast, project, will, should, and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction. Additionally, forward–looking statements speak only as of the date they are made; BHRB and SMMF do not assume any duty, and do not undertake, to update such forward–looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward–looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements as a result of a variety of factors, many of which are beyond the control of BHRB and SMMF. Such statements are based upon the current beliefs and expectations of the management of BHRB and SMMF and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BHRB and SMMF; the outcome of any legal proceedings that may be instituted against BHRB or SMMF; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of BHRB and SMMF to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BHRB and SMMF do business; certain restrictions during the pendency of the proposed transaction that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate SMMF's operations and those of BHRB; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed transaction may be lower than expected; BHRB's and SMMF’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by BHRB's issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of BHRB and SMMF to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of BHRB and SMMF; and the other factors discussed in the Risk Factors section of BHRB's Registration Statement on Form 10, as amended and as ordered effective by the SEC on April 21, 2023, and SMMF's Annual Report on Form 10–K for the year ended December 31, 2022, in the Risk Factors and Management's Discussion and Analysis of Financial Condition and Results of Operations sections of each of BHRB’s and SMMF’s Quarterly Reports on Form 10–Q for the quarters ended March 31, 2023 and June 30, 2023, and other reports BHRB and SMMF file with the SEC. 2

Disclaimer Additional Information and Where to Find It In connection with the proposed transaction, BHRB will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of BHRB and SMMF, which also constitutes a prospectus of BHRB, that will be sent to shareholders of BHRB and shareholders of SMMF seeking certain approvals related to the proposed transaction. The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF BHRB AND SMMF AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BHRB, SMMF AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about BHRB and SMMF, without charge, at the SEC's website www.sec.gov. Copies of documents filed with the SEC by BHRB will be made available free of charge in the Investor Relations section of BHRB's website, www.burkeandherbertbank.com. Copies of documents filed with the SEC by SMMF will be made available free of charge in the News section of SMMF's website, www.summitfgi.com, under the “News / Presentations and Events” link. Participants in Solicitation BHRB, SMMF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding BHRB's directors and executive officers is available in its Registration Statement on Form 10, as amended and as ordered effective by the SEC on April 21, 2023. Information regarding SMMF's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 31, 2023, and certain other documents filed by SMMF with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph. 3

Creating a Diversified, High Performing Community Banking Institution (1) Mid-Atlantic & Southeast Franchise With Scale Attractive Deposit Franchise #3 Top 10 >75 $8.1bn $5.6bn $6.7bn Largest Bank Deposit Market Share Branches Assets Gross Loans Deposits Headquartered in in Both Virginia and (2) Virginia by Assets West Virginia BHRB (3) Peer Leading Performance Martinsburg Morgantown Maryland SMMF Washington D.C. ~1.4% ~22% Moorefield Delaware Est. 2024 ROAA Est. 2024 ROATCE West Virginia Huntington Charleston Harrisonburg Lexington Virginia Exceptional Return Metrics Kentucky Richmond Bluefield >$115mm 1.2 Year (3) Est. First Full Year TBV Earnback (4) Net Income $7.90 The combination of BHRB and SMMF creates a high-performing Mid-Atlantic & (4) Southeast community bank with more than 75 branches across VA, WV, MD, DE and KY Est. First Full Year EPS Source: S&P Global Market Intelligence. Data as of or for most recent quarter available Note: Deposit Market Share (DMS) data as of 6/30/2022 and estimated pro forma for pending or recently completed acquisitions (1) Excludes purchase accounting adjustments (2) Excludes Capital One Financial Corporation 4 (3) Based on internal estimates for BHRB, consensus Street estimates for SMMF, assumed cost savings with 50% phase in 2024 and purchase accounting adjustments; Assumes 1/1/2024 close; Earnback reflects crossover method (4) Assumes fully realized cost savings

Strategic Rationale Scale: Creates a ~$8 billion bank with >75 branch locations across an attractive 5-state 1 Mid-Atlantic and Southeast footprint Management Strength: Culturally compatible organizations with combined 2 management depth supportive of growth to $10 billion of assets and beyond Strategically Compelling: Strong pro forma profitability, complementary strengths and 3 enhanced strategic positioning, particularly in Virginia, West Virginia, and Maryland Balance Sheet Flexibility: >$600 million of marked securities able to be converted to 4 immediate liquidity with no negative capital implications Investment in Franchise: >$115 million combined earnings stream and strong capital 5 position provide runway for future investment and growth 5

Burke & Herbert Financial Services Corp. (BHRB) Key Financials Branch Footprint McLean (Dollars in Millions) YE 12/31/2022 YTD 6/30/2023 Washington D.C. BHRB Branch Balance Sheet Centerville Richmond, VA Office Total Assets $3,563 $3,569 Alexandria to open in Q4 2023 Total Net Loans 1,866 1,976 Dale City Virginia Deposits 2,920 3,005 Balance Sheet Ratios TCE / TA (%) 7.68 8.13 Fredericksburg CET1 (%) 18.0 17.6 Total Capital Ratio (%) 18.9 18.7 Profitability Ratios ROAA (%) 1.22 0.75 ROAE (%) 14.4 9.5 Richmond Net Interest Margin (%) 3.19 2.96 Asset Quality (1) NPAs/ Loans + OREO (%) 0.48 0.15 ACL / Loans (%) 1.11 1.30 Company Highlights Company Description Loans / TRBC NPAs/ (1) § Founded in 1852 and headquartered in Alexandria, Virginia Deposits: Ratio: Loans + OREO : § Longest continuously operating bank in the Commonwealth of Virginia and 67% 18.7% 0.15% operates 23 branches located in Northern Virginia Liquidity CET1 NCO’s / § The company has organically grown through its history to more than 400 employees and $3.6 billion in assets Ratio: Ratio: Avg. Loans: § Began trading on NASDAQ on April 26, 2023 18.2% 17.6% 0.01% Source: S&P Global Market Intelligence; Financial data per GAAP filings as of YTD 6/30/2023 (1) Nonperforming assets includes nonaccrual loans, nonaccrual debt securities and other assets, and other real estate owned (OREO) as a percent of loans and foreclosed real estate 6

Summit Financial Group, Inc. (SMMF) Key Financials Branch Footprint (Dollars in Millions) YE 12/31/2022 YTD 6/30/2023 SMMF Branch Balance Sheet Total Assets $3,917 $4,552 Morgantown Martinsburg Total Net Loans 3,044 3,507 Washington D.C. Deposits 3,170 3,735 Delaware Balance Sheet Ratios Moorefield West Virginia TCE / TA (%) 7.20 7.19 Huntington Charleston CET1 (%) 8.6 8.7 Harrisonburg Lexington Total Capital Ratio (%) 13.5 13.3 Virginia Profitability Ratios (1) (2) Core ROAA (%) 1.46 1.39 Bluefield (1) (2) Core ROATCE (%) 20.9 18.9 Net Interest Margin (%) 3.73 3.86 Asset Quality (3) NPAs/ Loans + OREO (%) 1.03 0.45 ACL / Loans (%) 1.26 1.29 Company Highlights Company Description Efficiency NPAs/ (2) Core ROAA : (3) § Founded in 1987 and headquartered in Moorefield, West Virginia; Trades Ratio: Loans + OREO : on the NASDAQ under the symbol SMMF 1.39% 48.0% 0.45% § Top 10 deposit market share in West Virginia § Successful M&A track record with 6 acquisitions completed since 2015, (2) Core ROATCE : NIM: TCE / TA: including the acquisition of PSB Holding Corp. which closed in April 2023 18.9% 3.86% 7.19% § 54 branch locations across a footprint that includes WV, VA, MD, DE and KY Source: S&P Global Market Intelligence; Financial data per GAAP filings as of YTD 6/30/2023 unless otherwise specified (1) Core income after taxes and before extraordinary items; Excludes gain on sale of securities, amortization of intangibles, and nonrecurring items as defined by S&P Global Market Intelligence (2) See appendix for non-GAAP reconciliation 7 (3) Nonperforming assets includes nonaccrual loans, nonaccrual debt securities and other assets, and other real estate owned (OREO) as a percent of loans and foreclosed real estate

(1) Indicates higher than U.S. National Average Combined Footprint ü Key Combined Markets of Operation (2) Greater Washington D.C. Charleston, WV Eastern Shore of MD Capital of the U.S. Capital of West Virginia § Population: 6.44mm§ Population: 70k § Population: 252k § Pop. CAGR: 1.01% ü§ Pop. CAGR: 0.24% § Median HHI: $52k § Proj. Pop. CAGR: 0.54% ü § Median HHI: $75k ü § Proj. Median HHI: $60k § Median HHI: $118k ü§ Proj. Median HHI: $81k § Proj. Median HHI: $132k ü PF Deposits: $3.2bn PF Deposits: $270mm PF Deposits: $198mm PF DMS: 1.07% PF DMS: 3.42% PF DMS: 7.60% Hagerstown-Martinsburg, MD-WV Winchester, VA-WV Huntington-Ashland, WV-KY-OH Fastest Growing Metro in VA § Population: 302k § Population: 147k § Pop. CAGR: 0.88% ü § Population: 354k § Pop. CAGR: 1.04% ü § Proj. Pop. CAGR: 0.70% ü § Median HHI: $54k § Proj. Pop. CAGR: 0.95% ü § Median HHI: $68k § Proj. Median HHI: $59k § Median HHI: $82k ü § Proj. Median HHI: $74k § Proj. Median HHI: $93kü PF Deposits: $176mm PF Deposits: $148mm PF Deposits: $135mm PF DMS: 3.13% PF DMS: 3.63% PF DMS: 1.77% Harrisonburg, VA Lexington-Fayette, KY Salisbury, MD-DE Horse Capital of the World § Population: 137k§ Population: 436k § Pop. CAGR: 0.70% ü§ Pop. CAGR: 1.19% ü § Population: 523k § Proj. Pop. CAGR: 0.57% ü§ Proj. Pop. CAGR: 1.03% ü § Pop. CAGR: 0.79% ü § Median HHI: $70k§ Median HHI: $68k § Proj. Pop. CAGR: 0.52% ü § Proj. Median HHI: $81k§ Proj. Median HHI: $74k § Proj. Median HHI: $77k PF Deposits: $100mm PF Deposits: $88mm PF Deposits: $35mm PF DMS: 2.83% PF DMS: 0.54% PF DMS: 0.30% Source: S&P Global Market Intelligence. Pro forma combined deposit balances exclude purchase accounting (1) U.S. National Benchmark defined as the median for HHI metrics and as the growth rate pertaining to adjustments. Deposit market share (DMS) data is as of 6/30/2022 and is pro forma for pending or recently the total U.S. population for population CAGR metrics; U.S. population CAGR is 0.62%; U.S. projected completed acquisitions. Current population and HHI metrics are for the year 2023. Population CAGR is based population CAGR is 0.42%; U.S. median HHI is $74k; U.S. projected HHI is $83k 8 on 2010 through 2023; Projected population and HHI CAGRs are based on 2023 actual through 2028 (2) Eastern Shore of MD is made up of the Easton, MD and Cambridge, MD MSAs; Median HHI calculated projected using a weighted average based on pro forma deposits

Combined Footprint Virginia Deposit Market Share West Virginia Deposit Market Share Deposits in Deposit Deposits in Deposit Number of Market Market Number of Market Market Rank Institution Rank Institution Branches ($mm) Share (%) Branches ($mm) Share (%) 1. Capital One Financial Corp. (VA) 27 119,638 31.4 1. Truist Financial Corp. (NC) 43 6,631 14.7 2. Truist Financial Corp. (NC) 265 56,727 14.9 2. United Bankshares Inc. (WV) 48 6,108 13.5 3. Bank of America Corporation (NC) 103 49,015 12.9 3. WesBanco Inc. (WV) 41 4,193 9.3 4. Wells Fargo & Co. (CA) 199 45,396 11.9 4. City Holding Co. (WV) 58 3,506 7.8 5. Atlantic Union Bkshs Corp. (VA) 122 17,771 4.7 5. JPMorgan Chase & Co. (NY) 17 2,468 5.5 6. TowneBank (VA) 38 10,929 2.9 6. Huntington Bancshares Inc. (OH) 26 2,408 5.3 7. United Bankshares Inc. (WV) 84 9,205 2.4 7. MVB Financial Corp (WV) 6 2,303 5.1 8. The PNC Finl Svcs Grp (PA) 57 5,935 1.6 8. Summit Financial Group Inc. (WV) 33 2,232 4.9 Pro Forma 36 3,630 1.0 9. Peoples Bancorp Inc. (OH) 26 1,481 3.3 9. Carter Bankshares (VA) 54 3,341 0.9 10. First Community Bankshares Inc (VA) 21 1,195 2.6 10. Burke & Herbert Finl Svcs Corp (VA) 23 2,960 0.8 11. State Bancorp Inc. (WV) 10 698 1.5 11. The Toronto-Dominion Bank 23 2,907 0.8 12. First Citizens BancShares Inc. (NC) 40 2,564 0.7 12. Putnam Bancshares Inc. (WV) 5 584 1.3 13. Primis Financial Corp. (VA) 33 2,446 0.6 13. Main St Finl Svcs Corp (WV) 4 511 1.1 14. Blue Ridge Bankshares Inc. (VA) 26 2,317 0.6 14. Potomac Bancshares Inc. (WV) 5 508 1.1 15. First Bancorp Inc. (VA) 19 2,213 0.6 15. Huntington FSB (WV) 5 448 1.0 16. Citigroup Inc. (NY) 6 2,044 0.5 16. First United Corp. (MD) 10 435 1.0 17. C&F Financial Corp. (VA) 31 2,028 0.5 17. Highlands Bankshares Inc. (WV) 10 434 1.0 18. John Marshall Bancorp Inc. (VA) 6 1,858 0.5 18. Poca Valley Bankshares Inc. (WV) 8 431 1.0 19. FVCBankcorp Inc. (VA) 5 1,796 0.5 19. Citizens Financial Corp. (WV) 6 427 0.9 20. Virginia National Bkshs Corp. (VA) 16 1,601 0.4 20. Allegheny Bancshares Inc. (WV) 8 420 0.9 41. Summit Financial Group Inc. (WV) 13 670 0.2 Total (Top 20): 390 37,422 82.8 Total (Top 20): 1,177 342,691 90.0 Total: 566 45,217 100.0 Total: 1,853 380,839 100.0 Source: S&P Global Market Intelligence Note: DMS data as of 6/30/2022 and pro forma for pending or recently completed acquisitions. Pro forma deposit balances exclude purchase accounting adjustments 9

Diversified Pro Forma Loan Composition BHRB SMMF Pro Forma Consumer & Other Commercial & Construction 2.7% Industrial Non-Owner Commercial & Industrial 4.6% Commercial & Industrial 3.0% Non-Owner Occupied CRE 9.4% 13.0% Occupied CRE 35.1% 44.0% Non-Owner Residential R.E. Consumer & Other Occupied CRE Consumer & Other 23.6% 6.4% 59.9% 8.5% $2.0bn $3.6bn $5.6bn Construction Construction 9.4% 12.0% Owner Occupied CRE 6.2% Residential R.E. Owner Owner 19.3% Residential R.E. Occupied CRE Occupied CRE 16.9% 14.4% 11.5% Yield on Loans: 5.13% Yield on Loans: 6.20% Yield on Loans: 5.82% Loans / Deposits: 66.7% Loans / Deposits: 95.1% Loans / Deposits: 82.4% (1) (1) Cycle Beta: 22.2% Cycle Beta: 37.1% (1) Weighted Cycle Beta: 31.7% Floating Rate: 26.4% Floating Rate: 30.3% Weighted Floating Rate: 28.9% (2) (2) Reg. CRE Concentration: 292% Reg. CRE Concentration: 308% Source: S&P Global Market Intelligence. Loan data per consolidated regulatory filings as of 6/30/2023. Pro forma BHRB / SMMF loan balances exclude purchase accounting adjustments. Loan balances may not add to 100% due to rounding Note: Yield on Loans, Loan / Deposit ratio, Cycle Beta and Floating Rate data per GAAP filings as of 6/30/2023 (1) Represents the difference between Q4 ’2021 and Q2 ’2023 in the indicated yield or cost metric divided by 5.16%, or the change in the federal funds rate between 12/15/2021 and 6/30/2023 10 (2) Commercial real estate loans as defined in the regulatory agencies guidance on commercial real estate (CRE) as a percent of total risk-based capital

Pro Forma Deposit Composition BHRB SMMF Pro Forma Retail Time Deposits MMDA & Other MMDA & Other Retail Time 16.9% Savings Savings Deposits Jumbo Time 46.2% 39.8% MMDA & Other 12.1% Retail Time Deposits Savings Deposits 4.2% 32.0% Jumbo Time 8.3% Deposits Jumbo Time 5.0% $3.0bn $3.7bn $6.7bn Deposits 5.6% Demand Deposits 29.2% Demand Deposits NOW & Other NOW & Other Demand Deposits 23.1% Trans. Accts Trans. Accts NOW & Other 18.2% 21.7% 20.0% Trans. Accts 17.8% Cost of Deposits: 1.33% Cost of Deposits: 1.92% Cost of Deposits: 1.66% (1) (1) (1) Cycle Beta: 25.8% Cycle Beta: 34.3% Weighted Cycle Beta: 30.5% (2) (2) (2) % Uninsured: 22.7% % Uninsured: 31.8% % Uninsured: 27.7% Brokered Deposits: 12.9% Brokered Deposits: 1.5% Brokered Deposits: 6.6% Source: S&P Global Market Intelligence; Deposit data per consolidated regulatory filings as of 6/30/2023. Pro forma BHRB / SMMF deposit balances exclude purchase accounting adjustments. Deposit balances may not add to 100% due to rounding Note: Cost of Deposits, Cycle Beta and Brokered Deposit data per GAAP filings; Uninsured Deposit data per regulatory filings as of 6/30/2023. Retail Time Deposits < $100k and Jumbo Time Deposits >$100k (1) Represents the difference between Q4 ’2021 and Q2 ’2023 in the indicated yield or cost metric divided by 5.16%, or the change in the federal funds rate between 12/15/2021 and 6/30/2023 11 (2) Estimated uninsured deposit data as of 6/30/2023

Combined Leadership Team: Executive Management and Board of Directors Combined Executive Management Team Pro Forma Board Split Charlie Maddy David Boyle President CEO Joe Hager Roy Halyama 8 8 COO CFO SMMF BHRB Directors Directors Jeff Welch Rob Tissue CCO EVP of Financial Strategy § David Boyle (BHRB) to be Chair Brad Ritchie Jennifer Schmidt CLO CRO § Oscar Bean (current Chair of SMMF) to be Vice Chair Danyl Freeman Shannon Rowan Director of Wealth Mgmt. EVP & Chief HR Officer 12

Thorough Reciprocal Due Diligence Effort n Full management review of all key functional areas for both companies Mutual Credit Review Details n External review of loan portfolios rd 3 party diligence scope mutually determined in conjunction with credit risk management to ensure ‐ Third party loan reviews completed on both portfolios, including review of consistency of approach to file, risk rating and current risk ratings and underwriting process underwriting process reviews ‐ Credit risk management teams provided oversight and validation of third >90% >40% party analyses Penetration of classified Penetration of commercial assets portfolio n Management diligence efforts supplemented by external advisors n Key executives from BHRB and SMMF each have extensive prior due diligence and >90% merger integration experience and will jointly manage integration efforts Coverage of Large Relationships Both portfolios marked to validate adequacy of n Integration process will evaluate and reflect best practices and human resources at ACL levels in current environment each bank Thorough, mutual diligence process with participation from third party advisors to both sides: Funding Credit & Finance, SMMF PSB Balance Sheet Human Operations Underwriting Accounting & Acquisition Positioning Resources Tax Legal & Commercial Wealth Mgmt. Technology & Interest Rate Risk Mgmt. & Investment Compliance Banking & Brokerage Cybersecurity Risk & ALM Internal Audit Portfolio & Derivatives 13

Transaction Overview Merger of Equals n n Accounting and Legal Acquirer: Summit Financial Group, Inc. (SMMF) merges into Burke and Herbert Financial Services Corp. (BHRB), with BHRB surviving as the bank holding company and Merger Structure deemed to be the acquiring entity n Bank Merger: Summit Community Bank, Inc. merges into Burke & Herbert Bank & Trust Company, with Burke & Herbert Bank & Trust Company surviving as the bank charter n Approximately 50% BHRB / 50% SMMF Ownership n 100% stock consideration Structure & (1) n 0.5043x of a BHRB share for each SMMF share; Implied price per share $25.20 Exchange Ratio (1) n Aggregate transaction value of $371.5mm n Chair & CEO Holding Company: David Boyle (BHRB) n President: Charlie Maddy (SMMF) Chief Financial Officer: Roy Halyama (BHRB) n Senior Executives EVP of Financial Strategy: Rob Tissue (SMMF) n n Chief Credit Officer: Jeff Welch (BHRB) n Chief Operating Officer: Joe Hager (SMMF) n 16 directors, comprised of eight from each of BHRB and SMMF Board Composition n Vice Chair: Oscar Bean from SMMF n Burke & Herbert Bank & Trust n Headquarters: Alexandria, VA Brand & Headquarters n Major operations center: Moorefield, WV Anticipated closing in Q1 2024 n Timing & Approvals Subject to BHRB and SMMF shareholder approvals and required regulatory approvals n (1) Based on BHRB’s market price of $49.98 as of 8/23/2023 14

Key Assumptions n BHRB’s earnings per internal company estimates Earnings Assumptions n SMMF’s earnings per Street consensus estimates, as adjusted for lost income from interest rate derivative positions n One-time merger expenses of approximately $45.5 million after-tax Merger Costs Cost savings of approximately 11% of combined noninterest expense n Synergies — Phased in 50% in 2024 and 100% thereafter Gross credit mark: $40.5 million n — Non-PCD loan credit mark: $16.6 million, accreted back into earnings over 4 years sum of the years digits Loan Credit Marks — PCD loan credit mark: $24.0 million — Day-2 CECL reserve equal to $16.6 million n After-tax negative AOCI of approximately $35.0 million is accreted back into earnings straight-line over 5 years AOCI Loan portfolio write-down of $122.3 million accreted straight-line over 3.5 years (mark is net of remaining marks from SMMF’s PSB Holding Corp. acquisition) n HTM securities portfolio write-down of $8.1 million accreted straight-line over 6 years n Other Purchase n Favorable lease write-up of $1.2 million amortized sum of the years digits over 5 years Accounting Marks n Deposit portfolio (time deposits) write-down of $15.3 million accreted sum of the years digits over 3 years (mark is net of remaining marks from SMMF’s PSB Holding Corp. acquisition) (pre-tax) n Subordinated debt write-down of $24.2 million amortized straight-line over 7.5 years n Preferred equity fair value discount of $5.6 million n $66.0 million core deposit intangible amortized sum of the years digits over 7 years n Assumes redemption of SMMF Trust preferred at close Other Assumptions n Pre-tax cost of cash of 5.25% n Assumes marginal tax rate of 23.0% 15

Pro Forma Financial Impact Financial Results GAAP Financial Results GAAP Financial Results (1) (2) Excluding AOCI and Rate Marks Excluding CECL Day-2 Double Count 71% 92% 30% 49% 63% 86% Earnings 2024E 2025E 2024E 2025E 2024E 2025E Impact EPS Accretion EPS Accretion EPS Accretion EPS Accretion EPS Accretion EPS Accretion 12.7% 4.1% 10.5% TBV 1.2 Year 1.1 Year Dilution Accretion Dilution (3) (3) Impact Earnback Earnback at Close at Close at Close 9.3% 8.3% 7.5% 6.6% 6.4% 8.1% Leverage Ratio Leverage Ratio TCE / TA TCE / TA TCE / TA Leverage Ratio Pro Forma Capital 10.4% 12.5% 11.9% 14.4% 10.7% 12.5% CET1 Ratio TRBC Ratio CET1 Ratio TRBC Ratio CET1 Ratio TRBC Ratio (1) Assumes removal of all purchase accounting rate marks (Loans, Securities, AOCI, Leases, Deposits, Subordinated Debt and Preferred Equity) (2) Shown for illustrative purposes; Contemplates potential new FASB accounting implementation (3) Tangible book value earnback calculated using the crossover method 16

Combination Benefits All Constituents Creating a Diversified, High Performing Mid-Atlantic & Southeast Community Bank with Exceptional Performance and Scale Clients Communities Employees Shareholders § Greater capabilities and § Significant community § Strong cultural alignment § Significant earnings expanded product suite involvement and power: >$115 million encouragement of § Shared beliefs and combined earnings § Increased scale drives economic momentum company missions stream continued technology investment and § $5 million foundation § Balanced leadership § Creates significant customer experience commitment ensures composition will be franchise value via scale improvements continued strong support inclusive of each team and efficiencies of SMMF’s communities § Expanded wealth § Greater scale provides § Benefits of synergies platform§ No footprint overlap additional career accrue to both sets of limits disruption in the mobility for our shareholders § Increased lending support of any of our combined associates capacity allows us to combined communities§ Significant upside for all further support our § Strengthens our ability to shareholders with clients as they grow§ Commitment to diversity, recruit and retain top- successful integration, equity and financial tier talent across our execution and delivery of inclusion across the combined markets estimated performance combined footprint metrics 17

Conclusion Scale Management Strength Strategically Compelling Balance Sheet Flexibility Investment in Franchise 18

Appendix 19

Deposit and Loan Composition Details Deposits Loans Balance by Market ($bn) Balance by Market ($bn) Deposit Portfolio ($000) Amount Loan Portfolio ($000) Amount Construction $92,730 Demand Deposits $876,396 MD VA Residential R.E. 472,347 $0.3 NOW & Other Trans. Accts 534,236 $2.7 VA MD Owner Occupied CRE 124,466 $1.3 MMDA & Other Savings 960,587 $0.1 BHRB DC Non-Owner Occupied CRE 1,198,840 DC Retail Time Deposits 507,247 $0.3 Commercial & Industrial 59,142 $0.1 Jumbo Time Deposits 126,797 Consumer & Other 53,900 Other Other Total Deposits $3,005,263 $0.1 Gross Loans & Leases $2,001,425 $0.1 VA VA Deposit Portfolio ($000) Amount Loan Portfolio ($000) Amount $0.8 $1.2 Construction $427,082 Demand Deposits $679,139 Residential R.E. 601,215 MD NOW & Other Trans. Accts 811,949 WV MD $0.5 Owner Occupied CRE 512,859 MMDA & Other Savings 1,724,521 $2.3 WV $0.2 SMMF Non-Owner Occupied CRE 1,247,514 $1.9 KY KY Retail Time Deposits 309,406 Commercial & Industrial 461,174 $0.2 $0.1 Jumbo Time Deposits 210,019 DE DE Consumer & Other 302,717 $0.1 $0.0 Total Deposits $3,735,034 Gross Loans & Leases $3,552,561 WV WV Deposit Portfolio ($000) Amount Loan Portfolio ($000) Amount $1.9 $2.3 Construction $519,812 Demand Deposits $1,555,535 MD Residential R.E. 1,073,562 NOW & Other Trans. Accts 1,346,185 $0.6 MD Owner Occupied CRE 637,325 VA DC MMDA & Other Savings 2,685,108 Pro Forma $0.6 Non-Owner Occupied CRE 2,446,354 $3.5 $0.3 Retail Time Deposits 816,653 VA Commercial & Industrial 520,316 Other $2.4 Other Jumbo Time Deposits 336,816 Consumer & Other 356,617 $0.3 $0.4 Total Deposits $6,740,297 Gross Loans & Leases $5,553,986 Source: S&P Global Market Intelligence; Company documents. Pro forma BHRB / SMMF data exclude purchase accounting adjustments Note: Loan and Deposit composition per consolidated regulatory filings as of 6/30/2023; Retail Time Deposits < $100k and Jumbo Time Deposits >$100k Note: Balances by market may not sum to total balances due to rounding 20

Combined Leadership: Executive Management Bios David Boyle Charlie Maddy Roy Halyama Rob Tissue Joe Hager Chief Executive Officer President Chief Financial Officer EVP of Financial Strategy Chief Operating Officer n Served as the President and CEO of BHRB n Served as the President and Chief n Served as the EVP and CFO of BHRB since n Served as EVP and CFO at SMMFn Served as EVP and CRO of SMMF since since 2020, prior to which he was the Executive Officer of SMMF since 1994 joining in 2021 2022, and served as EVP and CRO of n Since joining in 1998, had previously President and COO after joining in 2019 Summit Community Bank, Inc. since n Served as a member of the Board of n Previously served as the CFO of PNC served as the Senior VP and CAO 2023 n Named Chair of the Board in 2023 Directors since 1993 and as CEO of Capital Finance n Has 30+ years of experience; before Summit Community Bank, Inc. since n Joined SMMF in 2016, serving as the n Served as EVP and CFO at Orrstown Bank n Has 30+ years of experience in various joining SMMF he worked in public 2013 Chief Audit Officer prior to joining BHRB other finance related roles accounting at Arnett Carbis Toothman Jeff Welch Danyl Freeman Jennifer Schmidt Brad Ritchie Shannon Rowan Chief Credit Officer EVP & Chief HR Officer Chief Risk Officer Chief Lending Officer Director of Trust & Wealth Mgmt. n Served as Chief Credit Officer, EVP and n Served as EVP & Chief Human Resources n Served as the Chief Compliance Officer n Served as EVP of SMMF and President of n Served as Director of Trust & Wealth Chair of the Loan Committee at BHRB Officer since 2019 for BHRB since joining in 2014 the subsidiary, Summit Community Bank, Management and EVP at BHRB Inc. since 2012 n Previously served as its SVP in the years n Began career at SMMF in 1991 and has n Previously served as the Principal VP of n Previously worked as SVP after joining since joining the Bank in 2014 overseen HR functions since 1997 Compliance until being promoted to SVP n Joined SMMF in 2008, prior to which he BHRB in 2011 in 2021 and then EVP in 2023 served as Regional President at United n Has over 40 years of experience working n Teaches classes at the WV School of n Served as an area director of financial Bank in credit and lending Banking, one being Principles of Bankingn Has over 30 years of experience advisors prior to start at BHRB 21

Pro Forma Net Income Reconciliation Pro Forma Earnings Reconciliation Earnings Buildup ($mm) 2024E $23.3 Dollars in millions, except per share data Pro Forma $118.1 (1) 86.2 Combined Net Income to Common ($12.7) $21.3 After - Tax Transaction Adjustments Cost Savings - Fully Realized 14.6 $86.2 Opportunity Cost of Cash (1.8) (2) 0.4 Benefit of Trust Preferred Redemption Accretion of HTM Interest Rate Mark and AOCI 8.1 Accretion of Other Interest Rate Marks 18 .2 Accretion of Non-PCD Credit Mark 5.1 Core Deposit Amortization from Transaction (12.7) Pro Forma Net Income to Common $ 118.1 (3) Pro Forma Average Diluted Shares 14.9 Price / PF EPS Pro Forma EPS - Incl. Rate Accretion $7.90 6.3x Combined Net Cost Savings, Other Accretion CDI Pro Forma Net Income to Securities & Rate Mark Impacts Income Common Related Related (5) Accretion & BS Adjustments (4) Repositioning Source: S&P Global Market Intelligence, FactSet Research Systems (1) Based on internal company estimates for BHRB and consensus 2024 estimates for SMMF, as adjusted for loss of income from interest rate derivative positions (2) Assumes redemption of SMMF’s $19.6mm Trust Preferred at close (3) Based on BHRB’s market price of $49.98 as of 8/23/2023 22 (4) Includes cost savings, opportunity cost of cash, benefit of trust preferred redemption and accretion of HTM securities interest rate mark and AOCI (5) Includes accretion of interest rate marks on loans, leases, time deposits and subordinated debt and non-PCD credit mark

Stacking up vs. Post-Transaction Peers Post-Transaction Peers include public banks headquartered in the Mid-Atlantic and Southeast regions with total assets between $5 billion and $10 billion 2024 ROAA (%) 2024 ROATCE (%) 2024 Efficiency Ratio (%) nd nd rd Ranks 2 Amongst Post-Transaction Peers Ranks 2 Amongst Post-Transaction Peers Ranks 3 Amongst Post-Transaction Peers 22 62 1.4 54 1.1 48 13 0.8 11 Pro Forma Peer Median Peer Top Quartile Source: S&P Global Market Intelligence, FactSet Research Systems. Estimate data as of 8/23/2023. Peers exclude merger targets and mutual holding companies; Represents 18 total peers Note: Pro forma 2024 data estimates 50% cost saves phase-in. Peer estimates per Factset consensus 23

Non – GAAP Reconciliation: SMMF SMMF Dollar values in thousands YTD 6/30/2023 Unadjusted Earnings Net Income $ 22,310 Less: Preferred Stock Dividends 450 Net Income to Common 21,860 Core Adjustments Plus: Realized Loss on AFS Debt Securities 270 Less: Net Gains on Equity Investments 195 Plus: Nonrecurring Acquisition Related Expenses 4,494 Plus: Amortization of Intangibles & Goodwill Impairment 1,342 Plus: CECL Day-2 Provision Related to PSB Acquisition 3,005 Core Income (Pre-Tax) 31,226 Core Income to Common (Pre-Tax) 30,776 Memo: Tax Rate 20.6% Core Net Income (After-Tax) 29,392 Core Net Income to Common (After-Tax) 28,942 Balance Sheet Average Assets 4,235,387 Average Tangible Common Equity 306,454 Core Return Metrics Core ROAA 1.39% Core ROATCE 18.9% Source: S&P Global Market Intelligence & Company Documents 24